Exhibit 3

Energy Fuels Inc. and Denison Mines Corp.

Execute Definitive Arrangement Agreement

May 24, 2012

Toronto, Ontario – Energy Fuels Inc. (“Energy Fuels”) (EFR:TSX) and Denison Mines Corp. (“Denison”) (DML:TSX; DNN: NYSE MKT) are pleased to announce that the companies have entered into a definitive arrangement agreement (the “Arrangement Agreement”) with respect to the previously announced transaction (the “Transaction”) whereby Energy Fuels will acquire all of the shares of the subsidiaries holding Denison’s U.S. mining assets and operations (the “US Mining Division”) as well as all of the inter-company debt between Denison and the US Mining Division.

Pursuant to the Arrangement Agreement, Denison and Energy Fuels have agreed to complete a plan of arrangement (the “Arrangement”) in accordance with the Business Corporations Act (Ontario). Under the Arrangement: (i) Denison will transfer the US Mining Division and related inter-company debt to Energy Fuels in exchange for a promissory note and a nominal amount of cash, (ii) Denison will complete a reorganization of its capital which will include a distribution of the promissory note to its common shareholders on a pro rata basis, and (iii) Energy Fuels will repay the promissory note by issuing 425,441,494 of its common shares to Denison’s shareholders. Upon the completion of the Transaction, Denison’s shareholders will receive approximately 1.106 common shares of Energy Fuels for each common share of Denison owned and will in aggregate own approximately 66.5% of the issued and outstanding common shares of Energy Fuels.

The Arrangement Agreement contains customary covenants by both parties not to solicit offers for competing transactions, a right to match any superior proposal, as well as a reciprocal break fee of Cdn$3.0 million payable upon the termination of the Arrangement Agreement in certain circumstances.

The completion of the Transaction is subject to satisfaction of certain customary conditions, including but not limited to, Energy Fuels and Denison shareholder approval, court and regulatory approvals including acceptance by the Toronto Stock Exchange and the NYSE MKT exchange and the receipt of third party approvals and consents. Korea Electric Power Corporation (“KEPCO”) has determined not to exercise its right of first opportunity provided for in the strategic relationship agreement dated June 15, 2009 among Denison, KEPCO and a subsidiary of KEPCO.

The shareholders of Energy Fuels and Denison will each be asked to approve the Transaction at respective special shareholder meetings to be held in late June 2012.

All of the directors and officers of Energy Fuels who hold shares of Energy Fuels, as well as three of Energy Fuels’ other largest shareholders, have entered into support agreements pursuant to which they have agreed to vote in favour of the Transaction at Energy Fuels’ shareholder meeting. All of the directors and officers of Denison who hold shares of Denison, as well as two of Denison’s other shareholders, have entered into support agreements pursuant to which they have agreed to vote in favour of the approval of the Arrangement. In aggregate, holders of approximately 22.2% of the common shares of Energy Fuels and approximately 10.7% of the common shares of Denison have entered into support agreements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to the Arrangement Agreement and completion of the Transaction between Energy Fuels and Denison and any other statements regarding Energy Fuels’ and Denison’s future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, “forward-looking statements”). All statements in this news release that are not statements of historical fact (including statements containing the words “expects”, “does not expect”, “plans”, “anticipates”, “does not anticipate”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled”, “forecast”, “budget” and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels’ and Denison’s ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: the parties’ ability to consummate the Transaction, including the receipt of shareholder approval, court approval or the regulatory approvals required for the Transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Transaction; the volatility of the international marketplace; and other risk factors as described in Energy Fuels’ and Denison’s most recent annual information forms and annual and quarterly financial reports.

Energy Fuels and Denison assume no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ and Denison’s respective filings with the various provincial securities commissions which are available online at www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of each of Energy Fuels and Denison relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

This news release and the information contained herein does not constitute an offer of securities for sale in the United Sates. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

For further information please contact

For Energy Fuels Inc.

Stephen P. Antony, President & CEO

Phone No.: (303) 974-2140

Email: s.antony@energyfuels.com

For Denison Mines Corp.

Ron Hochstein, President & CEO

Phone No.: (416) 979-1991 x232

Email: rhochstein@denisonmines.com